SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

_____

DARWIN DEASON,	)
	)
Plaintiff,	)
v.	)
	) Index No. 650988/2018
XEROX CORP., JEFF JACOBSON,	)
GREGORY Q. BROWN, JOSEPH J.	) (Ostrager, J.)
ECHEVARRIA, WILLIAM CURT	)
HUNTER, ROBERT J. KEEGAN, CHERYL	) **AMENDED COMPLAINT**
GORDON KRONGARD, CHARLES	)
PRINCE, ANN N. REESE, STEPHEN H.	) **CONTAINS INFORMATION**
RUSCKOWSKI, and SARA MARTINEZ	) **DESIGNATED HIGHLY**
TUCKER,	) **CONFIDENTIAL**
	)
Defendants.	)
	)
	)
_____	)

Plaintiff Darwin Deason, by and through his undersigned counsel, for his Amended

Complaint against Defendants Jeff Jacobson, Gregory Q. Brown, Joseph J. Echevarria, William

Curt Hunter, Robert J. Keegan, Cheryl Gordon Krongard, Charles Prince, Ann N. Reese, Stephen

H. Rusckowski, and Sara Martinez Tucker, collectively, the board of directors (the "Board") of

Xerox Corp. ("Xerox" or the "Company"),[1] hereby alleges as follows:

NATURE OF ACTION

1.   Plaintiff is the third-largest shareholder of Xerox and files this action to

immediately enjoin Defendants from enforcing the Company's advance notice by-law deadline

for the nomination of directors to be elected at the upcoming 2018 annual shareholder meeting

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[1] In this Amended Complaint, Plaintiff is pursuing this cause of action only against the Xerox board of
directors and not against Xerox. Unlike Plaintiff's original Complaint filed on March 2, 2018, this
Amended Complaint does not include Xerox as a defendant.

and to reopen the time for Plaintiff or other Xerox shareholders to nominate a slate of competing directors for election at the annual meeting.

2.   As described below in greater detail, Defendants have breached their fiduciary duties by preventing Plaintiff and other Xerox shareholders from nominating a slate of directors to be elected at the upcoming 2018 annual meeting of shareholders (the "2018 Annual Meeting"). The Xerox By-Laws have an advance notice provision requiring shareholders who want to nominate persons to the board of directors at the shareholder annual meeting to notify the Company of such intent by a specific time defined in the By-Laws. For the 2018 Annual Meeting, the time to provide advance notice expired on December 11, 2017.

3.   More than six weeks *after* the December 11 nomination deadline, Defendants made a series of very significant decisions and disclosures that were highly material to Plaintiff's (and likely other Xerox shareholders') decision concerning the potential nomination of directors, including: (1) Defendants approved a change of control transaction (the "Transaction"), the most important type of decision that a corporation can face, with Fujifilm Holdings Corp. ("Fuji"); (2) the Transaction is a dramatically one-sided sale of 50.1% of Xerox to Fuji that disproportionately favors Fuji, entrenches a majority of the Defendants on the board of the combined entity post-closing and provides for virtually no control premium to Xerox shareholders; (3) Defendants disclosed publicly for the first time the existence and terms of a 17-year old deal-restrictive "crown jewel" lock-up right in favor of Fuji under joint venture agreements with Fuji, which makes it "virtually impossible" for Xerox to sell itself to any entity other than Fuji; and (4) Defendants agreed, in connection with the Transaction, to make Fuji's "crown jewel" lock-up rights permanent going forward. These recently-revealed material facts dramatically change the circumstances of the Company's prospects, were never previously disclosed to the public and

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were unknown to Plaintiff prior to the December 11, 2017 advance notice deadline established by the By-Laws.

4. After discovering all of these material changes, Plaintiff, in an effort to protect the interests of Xerox shareholders and provide them with a legitimate voice in determining the future direction of the Company at the 2018 Annual Meeting, sent a letter to Defendants on February 26, 2018, requesting that the Board waive the Company's December 11 advance notice deadline for nomination of directors so that he can nominate a slate of competing directors for election at the 2018 Annual Meeting. In breach of their fiduciary duties to Plaintiff and other Xerox shareholders, Defendants refused to grant Plaintiff's legitimate and legally justified request to reopen the time for shareholders to provide notice in advance of the upcoming annual meeting. Defendants' wrongful refusal to waive the advance notice provision of the By-Laws will cause immediate and irreparable harm to Plaintiff and all other Xerox shareholders. Indeed, Defendants are preventing Plaintiff and all Xerox shareholders from exercising their most fundamental corporate right—the right to exercise their franchise and have a say in the future direction of the Company, which is especially necessary at this critical juncture for Xerox.

5. Xerox is at a crossroads and the Company faces imminent and critical decisions concerning its future. As a result, equity dictates that the shareholders be given an opportunity to determine, in view of these recent material developments, whether to elect a board that will reevaluate if the proposed change of control Transaction with Fuji is in the best interest of Xerox's shareholders and whether Xerox should take any action with respect to the deal-prohibitive "crown jewel" lock-up so that the Company can engage in a fair and transparent bidding process. To afford shareholders this choice, the advance notice deadline for the

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nomination of directors to be elected at the 2018 Annual Meeting under the By-Laws must be,

and should be, waived.

6.   As Professor John C. Coffee, Jr., one of the world-renowned experts on corporate

governance has opined in this matter:

> Put simply, it is hard to imagine a clearer case for a waiver of a bylaw's time period than that presented by the instant facts. First, there is no more important decision that a corporation can face than its own sale, and news of this prospective development surfaced only after the deadline. . . . Third, the material facts relating to Xerox and [Fuji]'s agreements and the de facto lock-up between them had been hidden from Xerox shareholders for a period of roughly 17 years. Thus, having breached its duty for that long a period, Xerox was clearly acting in bad faith by refusing to waive its advance notice bylaw with respect to matters directly implicated by its continuing nondisclosure. Fourth, the proposed full proxy contest sought by Deason (which, of course, depends on the waiver) is the most logical way to give the Xerox shareholders an alternative to the Proposed Transaction. That is, if Deason and Icahn were permitted to seek to unseat the current Xerox board, the resulting contest would give shareholders a means by which to obtain a superior alternative to the "cheap" transaction with [Fuji]. If the Deason/Icahn slate were elected, it would be a clear and immediate signal to third parties interested in acquiring Xerox to make an improved bid. Then, without violating the "no shop" provisions in the Proposed Transaction and consistent with its "fiduciary out" provision, the Xerox board could negotiate with a new bidder that contacted it. Such a new Xerox board could also seek to renegotiate the terms with [Fuji] (or even refuse to close).

THE PARTIES

7.   Plaintiff is a resident of Dallas, Texas, has been one of the largest shareholders of

Xerox since 2010, and is the only shareholder of Xerox Series B preferred stock.

8.   Defendant Jeff Jacobson joined Xerox in 2012 and has been the CEO and a

member of the Xerox Board since January 2017. Since 2016, Jacobson has also been a director

of Fuji Xerox Co., Ltd. ("Fuji Xerox"). On consummation of the Transaction, Jacobson will be

CEO of the post-Transaction entity and a director on its 12-member board.

9.   Defendant Gregory Q. Brown has been a member of the Xerox Board since 2017.

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10. Defendant Joseph J. Echevarria has been a member of the Xerox Board since 2017.

11. Defendant William Curt Hunter has been a member of the Xerox Board since 2004.

12. Defendant Robert J. Keegan has been a member of the Xerox Board since 2010 and is the current Chairman of the Xerox Board.

13. Defendant Cheryl Gordon Krongard has been a member of the Xerox Board since 2016.

14. Defendant Charles Prince has been a member of the Xerox Board since 2008.

15. Defendant Ann N. Reese has been a member of the Xerox Board since 2003.

16. Defendant Stephen H. Rusckowski has been a member of the Xerox Board since 2015.

17. Defendant Sara Martinez Tucker has been a member of the Xerox Board since 2011.

18. Non-party Xerox is a New York leading global provider of digital print technology and related solutions.

19. Non-party Fuji is a Japanese multinational photography and imaging company.

20. Non-party Fuji Xerox is a joint venture established between Fuji and Xerox dating back to 1962. Fuji Xerox develops, manufactures, and distributes xerographic and document-related products and services in Japan, China, Hong Kong, other areas of the Pacific Rim, Australia, and New Zealand.

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JURISDICTION AND VENUE

21.   This Court has personal jurisdiction over all of the Defendants pursuant to New York Civil Practice Law and Rules ("CPLR") §§ 301 and 302. Each of the Defendants either resides in New York, or directly conducts continuous and systematic business in New York.

22.   Venue is proper in this County under CPLR § 503(a).

23.   In addition, Xerox's By-Laws provide that this Court shall have jurisdiction over the types of claims asserted against the Board in this action.

FACTUAL BACKGROUND

A.   The Xerox By-Laws' Advance Notice For Nomination Of Directors

24.   Section 6 of Article I of Xerox's By-Laws requires that shareholders who wish to nominate persons for election as directors, or to bring business before any meeting of the shareholders of the Company, provide notice in the manner stated in the Company's By-Laws. A true and correct copy of Xerox's By-Laws is attached hereto as Exhibit A.

25.   Xerox's By-Laws state in relevant part:

Nominations of persons for election to the Board of Directors of the Company may be made or business proposed at a meeting of the shareholders (i) by or at the direction of the Board of Directors or (ii) by any shareholder of the Company entitled to vote at the meeting who complies with the notice and other procedures set forth in this Section 6.

By-Laws of Xerox Corporation, Article I, Section 6.

26.   Article I, Section 6 of the By-Laws (the "Advance Notice By-Law") further provides certain notice procedures with which a shareholder must comply, including that timely written notice must be given to the Secretary of the Company and that notice must include various enumerated information.

27.   For a notice to be timely, the By-Laws require as follows:

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> To be timely, a shareholder's notice shall be delivered or mailed and received at the principal executive offices of the Company not less than 120 days nor more than 150 days in advance of the date which is the anniversary of the date the Company's proxy statement was released to security holders in connection with the previous year's annual meeting . . . .

By-Laws, Article I, Section 6.

28.   The By-Laws make clear that the Advance Notice By-Law is the exclusive means by which a shareholder may make director nominations or submit other business to be considered at an annual meeting of the shareholders.

29.   Xerox's last annual meeting of its shareholders was held on May 23, 2017, and the proxy for that meeting was released to shareholders on April 10, 2017 (the "2017 Proxy"). Although the Company has not yet announced the date for its 2018 Annual Meeting, upon information and belief, that meeting must be held before the end of June 2018.

30.   Pursuant to the Advance Notice By-Law, any shareholder who wished to nominate persons for election to the board or otherwise present a proposal to be considered at the 2018 Annual Meeting had to comply with the Advance Notice By-Law requirements, including by providing notice to the Secretary of the Company no later than December 11, 2017, the 120th day prior to the one year anniversary of the 2017 Proxy Statement.

B.   The Fuji Xerox Joint Venture And Governing Agreements

31.   In 1962, Fuji and Xerox founded Fuji Xerox as a 50-50 joint venture. On March 30, 2001, Xerox sold half of its Fuji Xerox stake to Fuji for approximately $1.3 billion. Accordingly, following the sale, Fuji Xerox was 25% owned by Xerox and 75% owned by Fuji.

32.   In connection with the sale, Xerox and Fuji executed a Joint Enterprise Contract (the "JEC") to govern Fuji Xerox's leadership structure and corporate governance procedures, and a Side Letter that addressed dividends and other financial issues. At the time of the JEC, Xerox was party to a Technology Agreement with Fuji Xerox, which had been entered into in

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1999, was amended in March 2001, and was later further amended in April 2006. Under the Technology Agreement, Fuji was granted exclusive rights to Xerox intellectual property and the manufacturing and selling of Xerox products in the $36 billion Asia and Pacific Rim markets— the "crown jewels" of Xerox. Xerox and Fuji Xerox also entered into a Master Program Agreement relating to product development and manufacture in 2013. The JEC, Side Letter, Technology Agreement and Master Program Agreement are collectively referred to herein as the "Joint Venture Agreements."

33.   Critically, the specific terms of the Joint Venture Agreements were never publicly disclosed to Xerox shareholders until more than six weeks *after* the December 11, 2017 director nomination deadline. In fact, on May 22, 2017—months before the December 11 deadline— Plaintiff sent a letter to the Xerox CEO, Defendant Jacobson, raising "critical and timely" concerns with respect to Xerox's relationship with Fuji and demanding more clarity with respect to the joint venture contractual relationship between Xerox and Fuji. But Defendant Jacobson ignored Plaintiff's letter and request for clarity. A true and correct copy of Plaintiff's May 22, 2017 letter is attached hereto as Exhibit B.

34.   In the summer of 2017, Plaintiff again reached out to Defendants to try to get additional information concerning the nature and scope of the Joint Venture Agreements and obtain copies of them. Defendants, however, refused to provide such information unless Plaintiff would agree to execute a non-disclosure agreement that would restrict Plaintiff from nominating directors for election at the 2018 Annual Meeting and prevent Plaintiff from engaging in any further trading of Xerox stock, which he was unwilling to do. This is just another example of Defendants' continued scheme to hide the Company's "crown jewel" lock-up from Xerox

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shareholders and at the same time prevent Plaintiff from seeking to replace the current directors ahead of the December 11 deadline.

35.   On December 11, 2017, the deadline for nomination of directors pursuant to the Advance Notice By-Law, Xerox announced that it had received notice from Carl Icahn, Xerox's largest shareholder, of his nomination of four director candidates to stand for election at the Company's 2018 Annual Meeting.

C.   The Occurrence of Material And Dramatic Changes At Xerox After The Director Nomination Deadline

36.   On January 10, 2018—approximately one month after the deadline in the Advance Notice By-Law—*The Wall Street Journal* reported rumors of deal talks between Xerox and Fuji.

37.   On January 17, 2018, after being ignored for months, Plaintiff wrote a public letter to the Board (a true and correct copy of which is attached hereto as Exhibit B), which stated, in part, as follows:

> As you well know, shareholders and potential shareholders have been perplexed and put off of the Company by the venture with Fuji, *speculating at the incredible materiality of its secret terms, from change of control provisions to manufacturing most of Xerox's products to all manner of potential terms that incredibly in 2018 are not disclosed by the Company at all. In this era of corporate governance, to omit disclosures of this magnitude and materiality is breathtaking.*

> *Furthering the harm, we read with interest that Xerox is now in discussions with Fuji to substantially alter its relationship with Fuji, which was material enough to warrant front page news in many of the most prominent financial news services, but left shareholders and potential shareholders guessing as to how to evaluate a change to a bedrock agreement guiding the Company's future that is nowhere disclosed in its voluminous public filings.*

> It is now on record in a recent Wall Street Journal article that the venture has raised serious doubts in the minds of many Xerox investors and has moved overwhelmingly in Fuji's favor over time (see Wall Street Journal, "*In Talks, Fujifilm Outshines Xerox*"). At a time when the Board should be aggressively pursuing our shareholder rights to terminate the Fuji venture and liberate the

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Company globally, to instead plot in secret in violation of the law to cook up a short term band-aid is insufficient and unwise in the extreme and warrants shareholder action.

> *All shareholders deserve to know now what Xerox's rights are under the central existing agreement governing the Company's future so that they can engage the Company, provide their views and make their investment and voting decisions with at least the minimum cards on the table*. At a time when the Company appears to be bellying back up to a bar that has been unforgiving to Xerox that is doubly so.

(Emphasis added).

38.   On January 22, 2018, Plaintiff and Icahn filed a Form DFAN14A with the SEC, reporting that they had formed a group in contemplation of their joint solicitation of proxies for Xerox's 2018 Annual Meeting to elect the four new individuals to Xerox's board that had been previously nominated by Icahn. As Plaintiff was still unaware of the impending Transaction with Fuji, its awful terms and the terms of the Joint Venture Agreements, he had not yet determined that it was necessary to nominate his own slate of director candidates.

39.   On January 31, 2018—*more than six weeks after the expiration of the Advance Notice By-Law director nomination deadline*—Defendants announced for the *first* time that the Board had unanimously approved a sale of the Company. Significantly, there is no more important decision that a corporation can face than its own sale. Defendants also disclosed the terms of the sale, which are dramatically one-sided. To this end, Defendants disclosed that Fuji Xerox will become a wholly-owned subsidiary of Xerox, with Fuji acquiring a 50.1% ownership interest in Xerox and Xerox's current shareholders owning the remaining 49.9% of the Company. Fuji will acquire its majority of shares of Xerox by giving to Xerox Fuji's 75% ownership interest in Fuji Xerox. As Fuji's CEO boasted to the Nikkei Asian Review, the "scheme will allow [Fuji] to take control of Xerox without spending a penny." Notably, allowing Fuji to purchase only 50.1% of Xerox—just enough to create its control—leaves the

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other 49.9% of Xerox shareholders hostage and subject to abuse by Fuji. The Transaction significantly undervalues the Company and gives Fuji majority ownership and control over Xerox without providing any realistic control premium to Xerox shareholders. In fact, to the extent there is any premium or value created through this Transaction, it is because the overwhelming majority of synergies would come from Xerox and not Fuji.

40. The terms of the Transaction also are contrary to the longstanding view held by Xerox and its Board regarding the types of deals that would maximize Xerox shareholder value.[2] In a March 16, 2017 letter to the COO of Fuji, Defendant Jacobson shared the Board's position that it was only interested in pursuing a deal with Fuji if it was an all-cash acquisition at a share price that provided an appropriate premium to Xerox shareholders.[3] Additionally, the Transaction is not in Xerox's shareholders' best interest. As Defendant Krongard summed up the Board's concerns about the fundamental terms of the Transaction in a candid email to three of her fellow directors on December 4, 2017: "If you try to argue both sides of the transaction I can argue strongly that we are not acting in our shareholders' best interest in this transaction. No premium, minority position, no governance and a base case from the LRP which comprises fictional numbers."[4] Centerview Partners, Defendants' financial advisor, similarly stated on January 24, 2018, less than a week before the Transaction was announced, that the deal "do[es] not create enough value for [Xerox] shareholders."[5]

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[2] Some of the information discussed in this Amended Complaint has been obtained through expedited discovery documents and deposition testimony that Xerox and/or the Defendants have designated as "Confidential" or "Highly Confidential" under the Protective Order. References herein to documents produced by Xerox are identified by production number, *e.g.*, "XEROX_FX-########."

[3] XEROX_FX-00100922 – XEROX_FX-00100923.

[4] XEROX_FX-00088656.

[5] XEROX_FX-00071275 – XEROX_FX-00071277.

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41.   The Transaction is highly unusual and it is not the market-norm for the board of a target company to approve a change of control transaction where the buyer corporation only owns 50.1% of the combined entity as opposed to buying out all of the shareholders of the target and 100% of its stock. Defendants previously rejected this type of arrangement when Fuji approached Xerox in 2007 with "Project Chess," a proposal to acquire 51% of Xerox in exchange for Fuji's 75% interest in the joint venture, because it would have given Fuji effective control of Xerox without a satisfactory control premium to Xerox shareholders.[6]

42.   Defendants also revealed on January 31, 2018, for the first time, that Defendant Jacobson, the current CEO of Xerox and a member of the Xerox Board (and who the Board unanimously decided should not be the future leader of Xerox and, therefore, sought to replace him)[7], will serve as the CEO of the new combined entity. The board of the new combined entity will have twelve members, seven appointed by the Fuji board (one of whom will be Jacobson) and five independent directors from the current Xerox Board. Thus, a majority of the current ten members of Xerox's Board who approved the proposed Transaction will obtain executive or board positions in the new Fuji Xerox.

43.   Also, on January 31, 2018, in connection with the announcement of the Transaction, Defendants decided to disclose *for the first time* copies of the Joint Venture Agreements and their material terms. As a result of these disclosures, Plaintiff and Xerox shareholders discovered the existence of Fuji's "crown jewel" lock-up right under the Joint Venture Agreements. As Plaintiff testified under oath, he was not aware of the "crown jewel" lock-up prior to this date. Specifically, under the JEC, if Xerox engages in a transaction with a Competitor (as defined in the JEC) for more than 30% of Xerox, Fuji has the right to terminate

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[6] XEROX_FX-00019001 – XEROX_FX-00019002; XEROX_FX-00000306 – XEROX_FX-00000338.

[7] XEROX_FX-00144181 – XEROX_FX-00144186.

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the JEC, which would then completely eliminate Xerox's governance and decision-making power with respect to the Fuji Xerox joint venture. At the same time, however, Fuji would still retain the exclusive rights to Xerox intellectual property and the manufacturing and selling of Xerox products in the Asia and Pacific Rim markets under the separate Technology Agreement through at least March 2021. Thus, Fuji effectively had a blocking position on Xerox's ability to sell itself to anyone other than Fuji. Shockingly, Defendants concealed this material fact from shareholders and other investors for almost 17 years, *and did not reveal it until six weeks after the December 11 nomination deadline.*

44. Defendants had never met to discuss or consider whether to disclose publicly the JEC to Xerox's shareholders prior to January 31, 2018. The alleged reason why the Board disclosed the JEC on January 31 was because of Plaintiff's request that they do so in his January 17, 2018 letter. There are no meeting minutes, however, which indicate what exactly the Board discussed and considered in determining to finally disclose the Joint Venture Agreements.[8]

45. Then, on February 5, 2018, Defendants disclosed further new, material changes at Xerox by filing a copy of the Share Subscription Agreement entered into between Fuji and Xerox in connection with the Transaction. In the Share Subscription Agreement, Defendants agreed to make Fuji's preemptive "crown jewel" lock-up right permanent going forward. Specifically, under Section 4.01(b)(xiv) of the Share Subscription Agreement, the Defendants have agreed not to amend, waive or terminate any Xerox "Material Contract," with all Material Contracts listed in Section 2.20 of the XC Disclosure Letter. Notably, Section 2.20(b)(iv) of the XC Disclosure Letter lists the JEC as a *material* Xerox contract.[9] By making Fuji's asset lock-

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[8] *See* Keegan Dep. 90:8-95:19.

[9] XEROX_FX-00120500 – XEROX_FX-00120593.

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up permanent, Defendants made it impossible for the Company to engage in any true market check prior to the closing of the Transaction.

46.   And, it was not until February 9, 2018—*more than one week after announcing the Transaction and nearly two months after the December 11 director nomination deadline*—that Xerox admitted in its public disclosures concerning the Transaction that Fuji's "crown jewel" lock-up rights under the Joint Venture Agreements limit the Company from entering into a change of control transaction with anyone other than Fuji. As Xerox stated in a recent slide presentation to shareholders: *"Existing Joint Venture Agreements Limit Xerox's Strategic Flexibility."* The following is the portion of the presentation confirming Fuji's stranglehold on Xerox as a result of the "crown jewel" lock-up rights Fuji has under the Joint Venture Agreements:

Existing Joint Venture Agreements Limit Xerox's Strategic Flexibility

Fuji Xerox Joint Venture Governance and Dividends	• Joint venture contract establishes rights and obligations of Fujifilm and Xerox in respect of the Fuji Xerox joint venture
	• Fujifilm designates 9 of 12 directors and chooses senior management
	• Xerox designates 3 directors and has dividend rights and approval rights over limited fundamental Fuji Xerox matters
	  • If a named competitor acquires more than 30% of Xerox, Fujifilm can terminate the joint venture contract
	  • If any other person acquires more than 50% of Xerox, Fujifilm can terminate certain Xerox approval rights

Intellectual Property	• Xerox is restricted by IP rights from selling xerographic products in Asia; Fuji Xerox has exclusive and non-exclusive rights to certain Xerox intellectual property and trademarks in Asia • Through March 2021, if Xerox is acquired by a third party these restrictions would continue to restrict Xerox and its subsidiaries • If Xerox acquires a third party, then such third party would become subject to the restrictions and obligations described above
Supply Arrangements	• Fuji Xerox can terminate certain supply agreements if (i) Xerox undergoes a "substantial change" in the composition of its Board and/or management and (ii) Fuji Xerox can demonstrate it has a "reasonable basis" to believe the benefits it expected to derive from the master program agreement governing such supply agreements are in "substantial jeopardy"

 

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As Defendant Prince stated more bluntly, the Joint Venture Agreements "locked out" Xerox from the growing Asia market and it was "practically impossible for Xerox to sell to anyone else."[10]

47.   Had Plaintiff been aware before the Advance Notice By-Law director nomination deadline of any, let alone all, of the foregoing material and dramatic facts and change of circumstances at Xerox, he would have nominated a full slate of competing director candidates by the December 11 nomination deadline date. By consciously deciding to disclose highly significant information about the Transaction after the Advance Notice By-Law deadline, Defendants enabled themselves to seek a vote on transferring to Fuji control of the Company without permitting Xerox shareholders to organize effectively.

D.   The Xerox Board's Wrongful Refusal To Waive The Advance Notice By-Law Deadline For Director Nominations Despite The Occurrence Of Material And Radical Changes At Xerox After The Deadline

48.   After learning all of the foregoing new, material changes in circumstances at Xerox, Plaintiff sent an open letter to Defendants requesting that the Board waive the December 11, 2017 Advance Notice By-Law deadline for director nominations so that Plaintiff and other Xerox shareholders can take action at the upcoming 2018 Annual Meeting. Specifically, Plaintiff requested that the Xerox Board respond by no later than March 1, 2018, whether it would reopen the nomination period for him and other shareholders to nominate a full slate of directors for election at the upcoming 2018 Annual Meeting because of the material disclosures made by the Defendants more than six weeks after the Advance Notice By-Law deadline. A true and correct copy of Plaintiff's February 26, 2018 open letter is attached hereto as Exhibit C.

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[10] XEROX_FX-00007806.

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49.   On March 1, 2018, in a two-sentence letter, Defendants rejected Plaintiff's legally justified and legitimate request for a waiver of the nomination deadline without providing any explanation. A true and correct copy of Xerox's March 1, 2018 letter is attached hereto as Exhibit D. Notably, the March 1, 2018 letter states that "*Xerox*" has concluded that Plaintiff does "not have any right to a waiver" of Xerox's Advance Notice By-Law provision. Thus, while Plaintiff requested a response directly from the Xerox Board concerning a waiver of the nomination deadline, it is unclear from the letter who at "Xerox" made this decision.

50.   Defendants have never disclosed how they decided to refuse Plaintiff's request. Defendants rejected Plaintiff's request even though they had no evidence that Plaintiff was aware of the Transaction, had seen the Joint Venture Agreements or was aware of all of their terms as of the December 11, 2017 nomination deadline.[11] As Defendants Keegan and Krongard testified under oath, they cannot recall any of the circumstances surrounding the decision to deny Plaintiff a waiver of the Advance Notice By-Law deadline, including where or when the decision was made, the process that was followed or whether the decision was made at an official Board meeting, despite the fact that the decision was made only a month and a half ago.[12] To this day, Plaintiff has no idea how Defendants decided to refuse his request.

51.   Defendants are unjustly preventing Plaintiff from nominating a competing slate of directors so that they can protect and secure their existing board positions. Indeed, Defendants have already been planning contingencies on what would happen if Icahn's four nominated director candidates win the proxy contest. As a February 11, 2018 text from Defendant Reese states:

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[11] *See* Krongard Dep. 305:25-307:4, 309:10-310:2.

[12] Keegan Dep. 292:24-297:12; Krongard Dep. 296:16-303:11.

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Re governance of Newco. The path we are on now can lead to an outcome where the deal is approved and [Icahn] slate is elected. In that case the current definition of continuing directors means [Fuji] would pick from that slate plus Joe[,] Greg[,] Cheryl[,] and probably Sara. If Komori not comfortable maybe we need to amend definitions[.] This assumes all current directors will stand for election.[13]

52.   Defendants' refusal to waive or adjust the timing of the Advanced Notice By-Law director nomination deadline is, under the circumstances, a breach of their fiduciary duties to Plaintiff and all other Xerox shareholders, and the Xerox Board's inequitable conduct is harming the fundamental right of its shareholders to exercise their franchise.

CLAIMS FOR RELIEF

COUNT I

BREACH OF FIDUCIARY DUTY
(AGAINST ALL DEFENDANTS)

53.   Plaintiff incorporates by reference the allegations set forth in paragraphs 1 – 52 above as if fully set forth herein.

54.   The Board stands in a fiduciary relationship with Plaintiff and the other public shareholders of Xerox and owes them duties of care, good faith, loyalty, candor, and independence.

55.   In breach of those duties, the Board has acted in bad faith for the disloyal and inequitable purpose of preventing shareholders from taking action that would threaten the Board members' continued position as directors in reaction to the revelation of the Transaction and its terms and the top-secret, deal-prohibitive "crown jewel" lock-up right in favor of Fuji under the Joint Venture Agreements, including by preventing further nominations of a dissident slate of directors or making other shareholder proposals at the 2018 Annual Meeting.

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[13] XEROX_FX-00008111.

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56.   As described above, Plaintiff and other Xerox shareholders are entitled to a waiver of the Advance Notice By-Law deadline for director nominations in light of the numerous highly material and radical changes in circumstances at Xerox since December 11, 2017. Yet the Board, for no legitimate reason, has refused to grant Plaintiff's legally justified waiver request.

57.   Xerox is at a crossroads and the Company faces imminent and critical decisions concerning its future. Xerox shareholders will not receive another opportunity to nominate board members who can adequately represent their interests in deciding, among other things, whether the Company should enter into the flawed Transaction and make the secret "crown jewel" lock-up rights granted to Fuji permanent. Therefore, equity dictates that the shareholders be given an opportunity to determine, in view of these highly material changes, whether to elect a board that will reevaluate if the proposed Transaction with Fuji is in the best interest of Xerox's shareholders and whether Xerox should take any action with respect to the deal-prohibitive "crown jewel" lock-up so that the Company can engage in a fair and transparent bidding process. To afford shareholders this choice, the enforcement of the Advance Notice By-Law deadline for director nominations must be enjoined.

58.   Without such injunctive relief, Plaintiff and all other Xerox shareholders will be irreparably harmed because they will be unnecessarily and unfairly frustrated in their attempt to obtain representation on the Board, and the corporate electoral process will be improperly tainted. Indeed, Plaintiff and all Xerox shareholders will be deprived of their most fundamental corporate right—the right to exercise their franchise and have a voice in the future direction of the Company. Without injunctive relief, Plaintiff will not be permitted to nominate replacement board members to protect the interests of Xerox

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shareholders and allow them to have a say in the future direction of the Company at this critical juncture for Xerox.

59.   Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, including:

a)   Declaring that the Defendants have breached their fiduciary duties by refusing to waive the Advance Notice By-Law deadline for nomination of directors to be elected at the 2018 Annual Meeting;

b)   Preliminarily and permanently enjoining Defendants from enforcing the Advance Notice By-Law deadline for nomination of directors to be elected at the upcoming 2018 Annual Meeting and permitting Plaintiff and other Xerox shareholders an opportunity to now notice a slate of directors for consideration and election at the 2018 Annual Meeting;

c)   Requiring the 2018 Annual Meeting to take place a reasonable period of time prior to the special meeting on any shareholder vote to approve the Transaction;

d)   Awarding Plaintiff his costs incurred in connection with this lawsuit, including reasonable attorneys' fees; and

e)   Granting such other and further relief as may be just and proper.

19

Dated: April 13, 2018
        New York, New York

KING & SPALDING LLP

By: */s/ Israel Dahan* _____
     Israel Dahan
     Richard T. Marooney, Jr.
     Peter Isajiw
     1185 Avenue of the Americas
     New York, NY 10036
     Telephone No.: (212) 556-2114
     Email: idahan@kslaw.com

     Robert E. Meadows
     (*pro hac vice application pending*)
     1100 Louisiana, Suite 4000
     Houston, TX 77002
     Telephone No.: (713) 276-7370
     Email: rmeadows@kslaw.com

     Counsel for Plaintiff

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INDEX NO. 650988/2018

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EXHIBIT A

FILED: NEW YORK COUNTY CLERK 04/19/2018 12:00 PM

NYSCEF DOC. NO. 252

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Exhibit

INDEX NO. 650988/2018

RECEIVED NYSCEF: 04/19/2018

EX-3.B 2 xrx-93016xex3b.htm EXHIBIT 3.B

Exhibit 3(b)

BY-LAWS

of

XEROX CORPORATION

August 15, 2016

_____

ARTICLE I

MEETINGS OF STOCKHOLDERS

SECTION 1.   *Annual Meetings*: A meeting of shareholders entitled to vote shall be held for the election of Directors and the transaction of other business each year in such month and on such day (except a Saturday, Sunday, or holiday) as determined by the Board of Directors.

SECTION 2.   *Special Meetings*: Special Meetings of the shareholders may be called at any time by the Chairman of the Board or the Board of Directors.

SECTION 3.   *Place of Meetings*: Meetings of shareholders shall be held at the principal office of the Company or at such other place, within or without the State of New York, as may be fixed by the Board of Directors.

SECTION 4.   *Notice of Meetings:*

(a)   Notice of each meeting of shareholders shall be in writing and shall state the place, date and hour of the meeting. Notice of a Special Meeting shall state the purpose or purposes for which it is being called and shall also indicate that it is being issued by or at the direction of the person or persons calling the meeting. If, at any meeting, action is proposed to be taken which would, if taken, entitle shareholders, fulfilling the requirements of Section 623 of the Business Corporation Law to receive payment for their shares, the notice of such meeting shall include a statement of that purpose and to that effect.

(b)   A copy of the notice of any meeting shall be given, personally, electronically or by mail, not less than ten nor more than sixty days before the date of the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice is given when deposited in the United States mail, with postage thereon prepaid, directed to the shareholder at his or her address as it appears on the record of shareholders, or, if he or she shall have filed with the Secretary a written request that notices to him or her be mailed to some other address, then directed to him or her at such other address.

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(c) Notice of meeting need not be given to any shareholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him or her.

SECTION 5. *Quorum and Adjourned Meetings*:

(a) At any Annual or Special Meeting the holders of a majority of the votes of shares entitled to vote thereat, present in person or by proxy, shall constitute a quorum for the transaction of any business, provided that when a specified item of business is required to be voted on by a class or series, voting as a class, the holders of a majority of the votes of shares of such class or series shall constitute a quorum for the transaction of such specified item of business. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

(b) Despite the absence of a quorum, the shareholders present may adjourn the meeting to another time and place, and it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. If after the adjournment, however, the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder on the new record date entitled to notice under Section 4 of this Article I of the By-Laws.

SECTION 6. *Nominations and Business at Meetings:*

At any annual meeting of shareholders, only persons who are nominated or business which is proposed in accordance with the procedures set forth in this Section 6 shall be eligible for election as Directors or considered for action by shareholders. Nominations of persons for election to the Board of Directors of the Company may be made or business proposed at a meeting of shareholders (i) by or at the direction of the Board of Directors or (ii) by any shareholder of the Company entitled to vote at the meeting who complies with the notice and other procedures set forth in this Section 6. Such nominations or business proposals, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Company and such business proposals must, under applicable law, be a proper matter for shareholder action. To be timely, a shareholder's notice shall be delivered to or mailed and received at the principal executive offices of the Company not less than 120 days nor more than 150 days in advance of the date which is the anniversary of the date the Company's proxy statement was released to security holders in connection with the previous year's annual meeting; provided, however, that with respect to the Company's annual meeting to be held during calendar year 2016, to be timely (and notwithstanding anything to the contrary contained in this Section 6), a shareholder's notice of nominations must be delivered to or mailed and received at the principal executive offices of the Company not later than 5:00 p.m. EST on January 29, 2016; provided further, that, if the Company did not hold such previous year's annual meeting or if the anniversary date of the current year's annual meeting has been changed by more than 30 days from the date of the previous year's annual meeting, then such shareholder's notice shall be so delivered or mailed and received within a reasonable time before the Company begins to print and mail its proxy statement.

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Such shareholder's notice shall set forth (a) as to each person whom such shareholder proposes to nominate for election or reelection as a Director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (b) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of such person on whose behalf such proposal is made; and (c) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (i) the name and address of such shareholder, as they appear on the Company's books and (ii) the class and number of shares of the Company which are beneficially owned by such shareholder. No person shall be eligible for election as a Director of the Company and no business shall be conducted at the annual meeting of shareholders unless nominated or proposed in accordance with the procedures set forth in this Section 6. The Chairman of the meeting may, if the facts warrant, determine and declare to the meeting that a nomination or proposal was not made in accordance with the provisions of this Section 6 and, if he or she should so determine, he or she shall so declare to the meeting and the defective nomination or proposal shall be disregarded.

SECTION 7.   *Organization*: At every meeting of the shareholders, the Chairman of the Board, or in his or her absence, the Chief Executive Officer, or in his or her absence, the President, or in his or her absence, a person selected by a majority of the Directors present at the meeting, shall act as chairman of the meeting. The Secretary or, in his or her absence, an Assistant Secretary shall act as secretary of the meeting, and in the absence of both the Secretary and an Assistant Secretary, a person selected by a majority of the Directors present at the meeting shall act as secretary of the meeting.

SECTION 8.   *Voting:*

(a)   Whenever any corporate action is to be taken by vote of the shareholders, it shall, except as otherwise required by law or by the Certificate of Incorporation be authorized by a majority of the votes cast in favor of or against such action at a meeting of shareholders by the holders of shares entitled to vote thereon. An abstention shall not constitute a vote cast.

(b)   In an uncontested election, any incumbent nominees for director who receives a greater number of votes cast against his or her election than in favor of his or her election shall tender his or her resignation promptly after such election. The independent Directors shall then decide, based on the relevant facts and circumstances, whether to accept or reject the resignation. The Board's explanation of its decision shall be promptly disclosed on Form 8-K filed with the Securities and Exchange Commission.

SECTION 9.   *Qualification of Voters*:

(a)   Every shareholder of record of Common Stock and Series B Convertible Preferred Stock of the Company shall be entitled at every meeting of such shareholders to one vote for every share of Common Stock and Series B Convertible Preferred Stock, respectively, standing in his or her name on the record of shareholders.

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(b)   Shares of stock belonging to the Company and shares held by another domestic or foreign corporation of any type or kind, if a majority of the shares entitled to vote in the election of directors of such other corporation is held by the Company, shall not be shares entitled to vote or to be counted in determining the total number of outstanding shares.

(c)   Shares held by an administrator, executor, guardian, conservator, committee, or other fiduciary, except a trustee, may be voted by him or her, either in person or by proxy, without transfer of such shares into his or her name. Shares held by a trustee may be voted by him or her, either in person or by proxy, only after the shares have been transferred into his or her name as trustee or into the name of his or her nominee.

(d)   Shares standing in the name of another domestic or foreign corporation of any type or kind may be voted by such officer, agent or proxy as the By-Laws of such corporation may provide, or in the absence of such provision, as the Board of Directors of such corporation may provide.

SECTION 10.   *Proxies*:

(a)   Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him or her by proxy.

(b)   No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

(c)   The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy unless, before the authority is exercised, written notice of an adjudication of such incompetence or of such death is received by the Secretary or an Assistant Secretary.

(d)   Without limiting the manner in which a shareholder may authorize another person or persons to act for him or her as proxy pursuant to paragraph (a) of this Section, the following shall constitute a valid means by which a shareholder may grant such authority:

(1)   A shareholder may execute a writing authorizing another person or persons to act for him or her as proxy. Execution may be accomplished by the shareholder or the shareholder's authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature.

(2)   A shareholder may authorize another person or persons to act for the shareholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be reasonably determined that the telegram, cablegram or other electronic transmission was

4

authorized by the shareholder. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspectors shall specify the nature of the information upon which they relied.

(e)   Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to paragraph (d) of this Section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile, telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

SECTION 11.   *Inspectors of Election*:

(a)   The Board of Directors, in advance of any shareholders' meeting, shall appoint one or more inspectors to act at the meeting or any adjournment thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed, or if such persons are unable to act at a meeting of shareholders, the person presiding at a shareholders' meeting shall appoint one or more inspectors. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his or her ability.

(b)   The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting or any shareholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question or matter determined by them and execute a certificate of any fact found by them. Any report or certificate made by them shall be prima facie evidence of the facts stated and of the vote as certified by them.

SECTION 12.   *List of Shareholders at Meetings*: A list of shareholders as of the record date, certified by the Secretary or by the transfer agent, shall be produced at any meeting of shareholders upon the request thereat or prior thereto of any shareholder. If the right to vote at any meeting is challenged, the inspectors of election, or person presiding thereat shall require such list of shareholders to be produced as evidence of the right of the persons challenged to vote at such meeting, and all persons who appear from such list to be shareholders entitled to vote thereat may vote at such meeting.

ARTICLE II

BOARD OF DIRECTORS

SECTION 1.   *Power of Board and Qualification of Directors*: The business of the Company shall be managed under the direction of the Board of Directors, each of whom shall be at least eighteen years of age.

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SECTION 2. *Number, Term of Office and Classification*:

(a)   The Board of Directors shall consist of not less than five nor more than twenty-one members. The number of Directors shall be determined from time to time by resolution of a majority of the entire Board of Directors then in office, provided that no decrease in the number of Directors shall shorten the term of any incumbent Director. At each Annual Meeting of shareholders Directors shall be elected to hold office until the next annual meeting.

(b)   If and whenever six full quarter-yearly dividends (whether or not consecutive) payable on the Cumulative Preferred Stock of any series shall be in arrears, in whole or in part, the number of Directors then constituting the Board of Directors shall be increased by two and the holders of the Cumulative Preferred Stock, voting separately as a class, regardless of series, shall be entitled to elect the two additional Directors at any annual meeting of shareholders or special meeting held in place thereof, or at a special meeting of the holders of the Cumulative Preferred Stock called as hereinafter provided. Whenever all arrears in dividends on the Cumulative Preferred Stock then outstanding shall have been paid and dividends thereon for the current quarter-yearly dividend period shall have been paid or declared and set apart for payment, then the right of the holders of the Cumulative Preferred Stock to elect such additional two Directors shall cease (but subject always to the same provisions for the vesting of such voting rights in the case of any similar future arrearages in dividends), and the terms of office of all persons elected as Directors by the holders of the Cumulative Preferred Stock shall forthwith terminate and the number of the Board of Directors shall be reduced accordingly. At any time after such voting power shall have been so vested in the Cumulative Preferred Stock, the Secretary of the Company may, and upon the written request of any holder of the Cumulative Preferred Stock (addressed to the Secretary at the principal office of the Company) shall, call a special meeting of the holders of the Cumulative Preferred Stock for the election of the two Directors to be elected by them as herein provided, such call to be made by notice similar to that provided in the By-Laws for a special meeting of the shareholders or as required by law. If any such special meeting required to be called as above provided shall not be called by the Secretary within twenty days after receipt of any such request, then any holder of Cumulative Preferred Stock may call such meeting, upon the notice above provided, and for that purpose shall have access to the stock books of the Company. The Directors elected at any such special meeting shall hold office until the next annual meeting of the shareholders or special meeting held in place thereof. In case any vacancy shall occur among the Directors elected by the holders of the Cumulative Preferred Stock, a successor shall be elected to serve until the next annual meeting of the shareholders or special meeting held in place thereof by the then remaining Director elected by the holders of the Cumulative Preferred Stock or the successor of such remaining Director.

(c)   All Directors shall have equal voting power.

SECTION 3.   *Organization*: At each meeting of the Board of Directors, the Chairman of the Board, or in his or her absence, if the Chief Executive Officer is a Director, the Chief Executive Officer, or if the Chief Executive Officer is not a Director or in his or her absence, if the President is a Director, the President, or if the President is not a Director or in his or her absence, a chairman chosen by a majority of the Directors present at the meeting shall preside. The Secretary shall act as secretary of the Board of Directors. In the event the Secretary shall be absent from any meeting of the Board of Directors, a majority of the Directors present at the meeting shall select the secretary.

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SECTION 4.   *Resignations*: Any Director of the Company may resign at any time by giving written notice to the Chairman of the Board or to the Secretary of the Company. Such resignation shall take effect at the time specified therein or, if no time be specified, then on delivery.

SECTION 5.   *Vacancies:* Newly created directorships resulting from an increase in the number of Directors and vacancies occurring in the Board of Directors for any reason except the removal of Directors without cause may be filled by a vote of a majority of the Directors then in office, although less than a quorum exists. A Director elected to fill a vacancy shall hold office until the next annual meeting.

SECTION 6.   *Place of Meeting*: The Board of Directors may hold its meetings at such place or places within or without the State of New York as the Board of Directors may from time to time by resolution determine.

SECTION 7.   *First Meeting*: On the day of each annual election of Directors, the Board of Directors shall meet for the purpose of organization and the transaction of other business. Notice of such meeting need not be given. Such first meeting may be held at any other time which shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

SECTION 8.   *Regular Meetings*: Regular meetings of the Board of Directors may be held at such times as may be fixed from time to time by resolution of the Board of Directors without notice.

SECTION 9.   *Special Meetings*: Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board, or by any two of the Directors. Oral, telegraphic, electronic or written notice shall be given, sent, transmitted or mailed not less than one day before the meeting and shall state, in addition to the purposes, the date, place and hour of such meeting.

SECTION 10.   *Waivers of Notice*: Notice of a meeting need not be given to any Director who submits a signed waiver of notice whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him or her.

SECTION 11.   *Quorum and Manner of Acting:*

(a)   If the number of Directors is twelve or more, seven Directors shall constitute a quorum for the transaction of business or any specified item of business. If the number of Directors is less than twelve, a majority of the entire Board of Directors shall constitute a quorum.

(b)   A majority of the Directors present, whether or not a quorum is present, may adjourn any meeting to another time and place without notice to any Director.

SECTION 12.   *Written Consents*: Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consents thereto by the members of the Board or committee shall be filed with the minutes of the proceedings of the Board or committee.

SECTION 13.   *Participation At Meetings By Telephone*: Any one or more members of the Board of Directors or any committee thereof may participate in a meeting of such Board or committee

7

by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

SECTION 14.   *Compensation*: The Board of Directors shall have authority to fix the compensation of Directors for services in any capacity.

SECTION 15.   *Interested Directors*:

(a)   No contract or other transaction between the Company and one or more of its Directors, or between the Company and any other corporation, firm, association or other entity in which one or more of its Directors are directors or officers, or are financially interested, shall be either void or voidable for this reason alone or by reason alone that such Director or Directors are present at the meeting of the Board of Directors, or of a committee thereof, which approves such contract or transaction, or that his or her or their votes are counted for such purpose, provided that the parties to the contract or transaction establish affirmatively that it was fair and reasonable as to the Company at the time it was approved by the Board, a committee, or the shareholders.

(b)   Any such contract or transaction may not be avoided by the Company for the reasons set forth in (a) if

(1)   the material facts as to such Director's interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the Board or committee, and the Board or committee approves such contract or transaction by a vote sufficient for such purpose without counting the vote of such interested Director or, if the votes of the disinterested Directors are insufficient for such purpose, by unanimous vote of the disinterested Directors (although common or interested Directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which approves such contract or transactions), or

(2)   the material facts as to such Director's interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the shareholders entitled to vote thereon, and such contract or transaction is approved by vote of such shareholders.

SECTION 16.   *Loans to Directors*: The Company may not lend money to or guarantee the obligation of a Director of the Company unless the particular loan or guarantee is approved by the shareholders, with the holders of a majority of the shares entitled to vote thereon constituting a quorum, but shares held of record or beneficially by Directors who are benefited by such loan or guarantee shall not be entitled to vote or to be included in the determination of a quorum.

ARTICLE III

COMMITTEES

SECTION 1.   *How Constituted and Powers*: The Board of Directors by resolution adopted by a majority of the entire Board may designate from among its members committees of the Board, each of which shall consist of one or more Directors and shall have such authority as provided in

8

the resolution designating the committee, except such committees shall have no authority as to the following matters:

(a)   The submission to shareholders of any action that needs shareholders' authorization.

(b)   The filling of vacancies in the Board or in any committee.

(c)   The fixing of compensation of the Directors for serving on the Board or on any committee.

(d)   The amendment or repeal of the By-Laws, or the adoption of new By-Laws.

(e)   The amendment or repeal of any resolution of the Board which, by its terms, shall not be so amendable or repealable.

(f)   The declaration of dividends.

SECTION 2.   *Quorum and Manner of Acting*: Unless otherwise provided by resolution of the Board of Directors, a majority of each committee of the Board shall constitute a quorum for the transaction of business and the act of a majority of all of the members of the committee, whether present or not, shall be the act of the committee. The members of the committee shall act only as a committee. The procedure of the committee and its manner of acting shall be subject at all times to the directions of the Board of Directors.

SECTION 3.   *Alternate Members*: The Board of Directors may designate one or more eligible Directors as alternate members of any committee of the Board who may replace any absent or disqualified member or members at any meeting of any such committee.

ARTICLE IV

CHAIRMAN OF THE BOARD AND OFFICERS

SECTION 1.   *Chairman of the Board*. There shall be a Chairman of the Board. The Chairman of the Board may be, but need not be, an officer or employee of the Company. The Chairman of the Board shall be chosen from among the Directors. The Chairman of the Board shall preside at all meetings of the shareholders at which he or she is present. The Chairman of the Board shall preside at all meetings of the Directors at which he or she is present and may attend any meeting of any committee of the Board, whether or not a member of such committee. The Chairman of the Board shall have such powers and perform such other duties as may be assigned to him or her by the Board.

SECTION 2.   *Number*: The Board may elect a Chief Executive Officer, a President, one or more Vice Presidents, a Treasurer, a Secretary, and such other officers as the Board of Directors may in its discretion determine. Any two or more offices may be held by the same person, including by the Chairman of the Board.

SECTION 3.   *Term of Offices and Qualifications*: The Chairman of the Board and those officers elected pursuant to Section 2 of this Article IV shall be chosen by the Board of Directors on the day of the Annual Meeting. Unless a shorter term is provided in the resolution of the Board

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electing the Chairman of the Board or such officer, the term of office of the Chairman of the Board or such officer, as applicable, shall extend to and expire at the meeting of the Board held on the day of the next Annual Meeting.

SECTION 4.   *Additional Officers*: Additional officers other than those elected pursuant to Section 2 of this Article IV shall be elected for such period, have such authority and perform such duties, either in an administrative or subordinate capacity, as the Board of Directors may from time to time determine.

SECTION 5.   *Removal of Chairman of the Board and Officers*: The Chairman of the Board and/or any officer may be removed by the Board of Directors with or without cause, at any time. Removal of the Chairman of the Board and/or an officer without cause shall be without prejudice to his or her contract rights, if any, but his or her election as Chairman of the Board and/or an officer shall not of itself create contract rights.

SECTION 6.   *Resignation*: The Chairman of the Board and/or any officer may resign at any time by giving written notice to the Board of Directors, or to the Chairman of the Board or to the Secretary. Any such resignation shall take effect at the time specified therein, or if no time be specified, then upon delivery.

SECTION 7.   *Vacancies*: A vacancy in any office, including Chairman of the Board, shall be filled by the Board of Directors.

SECTION 8.   *Chief Executive Officer*: The Chief Executive Officer of the Company shall, subject to the direction of the Board, have general and active control of the affairs and business of the Company and general supervision of its officers, officials, employees and agents. In the absence of the Chairman of the Board, the Chief Executive Officer shall preside at all meetings of the shareholders and, if he or she is also a Director, meetings of Directors at which he or she is present.

SECTION 9.   *President:* The President shall, in the absence of the Chief Executive Officer, exercise the powers and duties of the Chief Executive Officer. The President shall have such powers and perform such other duties as may be assigned to him or her by the Board.

SECTION 10.   *The Vice Presidents:* Each Vice President shall have such powers and shall perform such duties as may be assigned to him or her by the Board of Directors or the Chief Executive Officer. With respect to seniority of Vice Presidents, unless the Board determines otherwise, Executive Vice Presidents shall be first in order of priority, Senior Vice Presidents shall be second in order of priority and Vice Presidents shall be third in order of priority.

SECTION 11.   *The Treasurer*: The Treasurer shall, if required by the Board of Directors, give a bond for the faithful discharge of his or her duties, in such sum and with such sureties as the Board of Directors shall require. He or she shall have charge and custody of, and be responsible for, all funds and securities of the Company, and deposit all such funds in the name of and to the credit of the Company in such banks, trust companies, or other depositories as shall be selected by the Board of Directors. The Treasurer may sign certificates for stock of the Company authorized by the Board of Directors. He or she shall also perform all other duties customarily incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the Board of Directors.

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SECTION 12.   *The Secretary*: It shall be the duty of the Secretary to act as secretary of all meetings of the Board of Directors, and of the shareholders, and to keep the minutes of all such meetings at which he or she shall so act in a proper book or books to be provided for that purpose; he or she shall see that all notices required to be given by the Company are duly given and served; he or she may sign and execute in the name of the Company certificates for the stock of the Company, deeds, mortgages, bonds, contracts or other instruments authorized by the Board of Directors; he or she shall prepare, or cause to be prepared, for use at meetings of shareholders the list of shareholders as of the record date referred to in Article I, Section 12 of these By-Laws and shall certify, or cause the transfer agent to certify, such list; he or she shall keep a current list of the Company's Directors and officers and their residence addresses; he or she shall be custodian of the seal of the Company and shall affix the seal, or cause it to be affixed, to all agreements, documents and other papers requiring the same. The Secretary shall have custody of the Minute Book containing the minutes of all meetings of shareholders, Directors, and the committees of the Board which may keep minutes, and of all other contracts and documents which are not in the custody of the Treasurer of the Company, or in the custody of some other person authorized by the Board of Directors to have such custody.

SECTION 13.   *Appointed Officers*: The Board of Directors may delegate to any officer or committee the power to appoint and to remove any subordinate officer, agent or employee.

SECTION 14.   *Assignment and Transfer of Stocks, Bonds, and Other Securities*: The Chief Executive Officer, the Treasurer, the Secretary, any Assistant Secretary, any Assistant Treasurer, and each of them, shall have power to assign, or to endorse for transfer, under the corporate seal, and to deliver, any stock, bonds, subscription rights, or other securities, or any beneficial interest therein, held or owned by the Company.

ARTICLE V

CONTRACTS, CHECKS, DRAFTS AND BANK ACCOUNTS

SECTION 1.   *Execution of Contracts*: The Board of Directors, except as in these By-Laws otherwise provided, may authorize any officer or officers, agent, or agents, in the name of and on behalf of the Company to enter into any contract or execute and deliver any instrument, and such authority may be general or confined to specific instances; but, unless so authorized by the Board of Directors, or expressly authorized by these By-Laws, no officer, agent or employee shall have any power or authority to bind the Company by any contract or engagement or to pledge its credit or to render it liable pecuniarily in any amount for any purpose.

SECTION 2.   *Loans*: No loans shall be contracted on behalf of the Company, and no negotiable paper shall be issued in its name unless specifically authorized by the Board of Directors.

SECTION 3.   *Checks, Drafts, etc.*: All checks, drafts, and other orders for the payment of money out of the funds of the Company, and all notes or other evidences of indebtedness of the Company, shall be signed on behalf of the Company in such manner as shall from time to time be determined by resolution of the Board of Directors.

11

SECTION 4.   *Deposits*: All funds of the Company not otherwise employed shall be deposited from time to time to the credit of the Company in such banks, trust companies or other depositories as the Board of Directors may select.

ARTICLE VI

STOCKS AND DIVIDENDS

SECTION 1.   *Shares of Stock*: Shares of stock of the Company shall be represented by certificates except to the extent that the Board of Directors of the Company shall provide by resolution that some or all of any or all classes and series of the Company's shares shall be uncertificated shares, provided that such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Except as otherwise expressly provided by law, the rights and obligations of holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

SECTION 2.   *Certificates For Shares:* To the extent that shares of stock of the Company are to be represented by certificates, the certificates therefor shall be in such form as shall be approved by the Board of Directors. The certificates of stock shall be numbered in order of their issue, shall be signed by the Chairman of the Board, the President or a Vice President, and the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer. The signature of the officers upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Company itself or its employee. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Company with the same effect as if he or she were an officer at the date of issue.

SECTION 3.   *Transfer of Stock:* Transfers of stock of the Company shall be made only on the books of the Company by the holder thereof, or by his or her duly authorized attorney, on surrender of the certificate or certificates for stock represented by certificates, properly endorsed, or in the case of shares of stock not represented by certificates, on delivery to the Company of proper transfer instructions. Within a reasonable time after the issuance or transfer of uncertificated stock, the Company shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to the Business Corporation Law of the State of New York. Every certificate surrendered to the Company shall be marked "Canceled", with the date of cancellation, and no new certificate shall be issued in exchange therefor until the old certificate has been surrendered and canceled. A person in whose name stock of the Company stands on the books of the Company shall be deemed the owner thereof as regards the Company; provided that, whenever any transfer of stock shall be made for collateral security, and not absolutely, such fact, if known to the Secretary of the Company, or to its transfer agent shall be so expressed in the entry of the transfer. No transfer of stock shall be valid as against the Company, or its shareholders for any purpose, until it shall have been entered in the stock records of the Company as specified in these By-Laws by an entry showing from and to whom transferred.

SECTION 4.   *Transfer and Registry Agents*: The Company may, from time to time, maintain one or more transfer offices or agencies and/or registry offices at such place or places as may be determined from time to time by the Board of Directors; and the Board of Directors may, from time to time, define the duties of such transfer agents and registrars and make such rules and regulations

12

as it may deem expedient, not inconsistent with these By-Laws, concerning the issue, transfer and registration of certificates for stock or uncertificated stock of the Company.

SECTION 5. *Lost, Destroyed and Mutilated Certificates*: The holder of any certificated stock of the Company shall immediately notify the Company of any loss, destruction or mutilation of the certificate therefor. The Company may issue a new certificate or uncertificated stock in place of the lost or destroyed certificate, but as a condition to such issue, the holder of such certificate must make satisfactory proof of the loss or destruction thereof, and must give to the Company a bond of indemnity in form and amount and with one or more sureties satisfactory to the Treasurer, the Secretary or any Assistant Treasurer or Assistant Secretary. Such bond of indemnity shall also name as obligee each of the transfer agents and registrars for the stock the certificate for which has been lost or destroyed.

SECTION 6. *Record Dates for Certain Purposes*: The Board of Directors of the Company shall fix a day and hour not more than sixty days preceding the date of any meeting of shareholders, or the date for payment of any cash or stock dividend, or the date for the allotment of any rights of subscription, or the date when any change or conversion or exchange of capital stock shall go into effect, as a record date for the determination of the shareholders entitled to notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or entitled to receive any such allotment of rights of subscription, or entitled to exercise rights in respect of any such change, conversion or exchange of capital stock, and in such case, such shareholders and only such shareholders as shall be shareholders of record on the day and hour so fixed shall be entitled to such notice of, and to vote at, such meeting or any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights of subscription, or to exercise rights in connection with such change or conversion or exchange of capital stock, as the case may be, notwithstanding any transfer of any stock on the books of the Company after such day and hour fixed as aforesaid.

SECTION 7. *Dividends and Surplus*: Subject to the limitations prescribed by law, the Board of Directors (1) may declare dividends on the stock of the Company whenever and in such amounts as, in its opinion, the condition of the affairs of the Company shall render it advisable, (2) may use and apply, in its discretion, any part or all of the surplus of the Company in purchasing or acquiring any of the shares of stock of the Company, and (3) may set aside from time to time out of such surplus or net profits such sum or sums as it in its absolute discretion, may think proper as a reserve fund to meet contingencies or for equalizing dividends, or for the purpose of maintaining or increasing the property or business of the Company, or for any other purpose it may think conducive to the best interest of the Company.

ARTICLE VII

OFFICES AND BOOKS

SECTION 1. *Offices*: The Company shall maintain an office at such place in the County of Monroe, State of New York, as the Board of Directors may determine. The Board of Directors may from time to time and at any time establish other offices of the Company or branches of its business at whatever place or places seem to it expedient.

SECTION 2. *Books and Records:*

13

FILED: NEW YORK COUNTY CLERK 04/19/2018 12:00 PM
INDEX NO. 650988/2018

3/1/2018
NYSCEF DOC. NO. 252
Exhibit
RECEIVED NYSCEF: 04/19/2018

(a)   There shall be kept at one or more offices of the Company (1) correct and complete books and records of account, (2) minutes of the proceedings of the shareholders, Board of Directors and the committees of the Board, (3) a current list of the Directors and officers of the Company and their residence addresses, and (4) a copy of these By-Laws.

(b)   The stock records may be kept either at the office of the Company or at the office of its transfer agent or registrar in the State of New York, if any, and shall contain the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

ARTICLE VIII

GENERAL

SECTION 1.   *Seal*: The corporate seal shall be in the form of a circle and shall bear the full name of the Company and the words and figures "Incorporated 1906, Rochester, N. Y.".

SECTION 2.   *Indemnification of Directors and Officers*: Except to the extent expressly prohibited by law, the Company shall indemnify any person, made or threatened to be made, a party in any civil or criminal action or proceeding, including an action or proceeding by or in the right of the Company to procure a judgment in its favor or by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any Director or officer of the Company served in any capacity at the request of the Company, by reason of the fact that he or she, his or her testator or intestate is or was a Director or officer of the Company or serves or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity, against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred in connection with such action or proceeding, or any appeal therein, provided that no such indemnification shall be required with respect to any settlement unless the Company shall have given its prior approval thereto. Such indemnification shall include the right to be paid advances of any expenses incurred by such person in connection with such action, suit or proceeding, consistent with the provisions of applicable law. In addition to the foregoing, the Company is authorized to extend rights to indemnification and advancement of expenses to such persons by i) resolution of the shareholders, ii) resolution of the Directors or iii) an agreement, to the extent not expressly prohibited by law.

ARTICLE IX

FISCAL YEAR

SECTION 1.   *Fiscal Year*: The fiscal year of the Company shall end on the 31st day of December in each year.

ARTICLE X

AMENDMENTS

SECTION 1.   *Amendments*: By-Laws of the Company may be amended, repealed or adopted by a majority of the votes of the shares at the time entitled to vote in the election of any

14

Directors. If, at any meeting of shareholders, action is proposed to be taken to amend, repeal or adopt By-Laws, the notice of such meeting shall include a brief statement or summary of the proposed action. The By-Laws may also be amended, repealed or adopted by the Board of Directors, but any By-Law adopted by the Board may be amended or repealed by shareholders entitled to vote thereon as hereinabove provided. If any By-Law regulating an impending election of Directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of Directors the By-Law so adopted, amended or repealed, together with a concise statement of the changes made.

ARTICLE XI

FORUM

SECTION 1. Unless the Company consents in writing to the selection of an alternative forum, any New York State Supreme Court located in New York County in the State of New York or, if such court lacks jurisdiction, the United States District Court for the Southern District of New York (or if such state and federal courts lack jurisdiction, in any other state or federal court located in the State of New York) (any such court, a "Chosen Court"), shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or shareholder of the Company to the Company or the Company's shareholders, (iii) any action asserting a claim arising pursuant to any provision of the New York Business Corporation Law or the Company's Certificate of Incorporation or these By-Laws (with respect to each, as may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person holding, purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be (a) deemed to have notice of and consented to the provisions of this Article XI, and (b) deemed to have waived any argument relating to the inconvenience of the Chosen Court in connection with any action or proceeding described in this Article XI. If any action the subject matter of which is within the scope of this Article XI is filed in a court other than a Chosen Court (a "Foreign Action") in the name of any shareholder, such shareholder shall be deemed to have consented to (i) the personal jurisdiction of the Chosen Courts in connection with any action brought in any such court to enforce this Article XI (an "Enforcement Action") and (ii) having service of process made upon such shareholder in any such Enforcement Action by service upon such shareholder's counsel in the Foreign Action as agent for such shareholder.

15

EXHIBIT B

EX-99.1 2 tv483449_ex99-1.htm EXHIBIT 99.1

Exhibit 99.1



January 17, 2018

Xerox Corporation
45 Glover Avenue
Norwalk, Connecticut
06856-4505
Attn: Xerox Board of Directors

To the Xerox Board of Directors:

For nearly a decade, I have been one of the top five shareholders of Xerox Corporation (the "Company" or "Xerox") and today am the third largest shareholder of the Company. During that period, despite a litany of challenges and disappointments too numerous to list here, I have not taken the step of writing a public letter to the Board of Directors of the Company (the "Board"), instead preferring to engage with Xerox privately, following the sale of my company, Affiliated Computer Services, Inc., to Xerox in 2010.

Today, in order to protect all Xerox shareholders and to ensure that the Company does not take further steps to damage our collective shareholding investment, I am changing my long-standing position to publicly demand that Xerox immediately disclose its critical joint venture agreement with Fujifilm Holdings Corporation ("Fuji") in accordance with the unambiguous disclosure requirements of the U.S. securities laws. I further demand that the Board hire new and independent advisors following discussions with us to evaluate the Company's strategic options with Fuji, including the potential termination of what I suspect but am unable to yet confirm is a one-sided value destroying agreement disfavoring Xerox, that Fuji has repeatedly breached, including last year through the Asian "WorldCom" accounting scandal at Fuji Xerox. I wrote to the Board over eight months ago on this matter (attached), and I have repeatedly spent time and resources to explore these issues and request the relevant documents from the Company to no avail. I am very disappointed in Mr. Jacobson and his lethargic approach regarding Fuji.

As you well know, shareholders and potential shareholders have been perplexed and put off of the Company by the venture with Fuji, speculating at the incredible materiality of its secret terms, from change of control provisions to manufacturing most of Xerox's products to all manner of potential terms that incredibly in 2018 are not disclosed by the Company at all. In this era of corporate governance, to omit disclosures of this magnitude and materiality is breathtaking.

Furthering the harm, we read with interest that Xerox is now in discussions with Fuji to substantially alter its relationship with Fuji, which was material enough to warrant front page news in many of the most prominent financial news services, but left shareholders and potential shareholders guessing as to how to evaluate a change to a bedrock agreement guiding the Company's future that is nowhere disclosed in its voluminous public filings.

It is now on record in a recent Wall Street Journal article that the venture has raised serious doubts in the minds of many Xerox investors and has moved overwhelmingly in Fuji's favor over time (see Wall Street Journal, "*In Talks, Fujifilm Outshines Xerox*"). At a time when the Board should be aggressively pursuing our shareholder rights to terminate the Fuji venture and liberate the Company globally, to instead plot in secret in violation of the law to cook up a short term band-aid is insufficient and unwise in the extreme and warrants shareholder action.

All shareholders deserve to know now what Xerox's rights are under the central existing agreement governing the Company's future so that they can engage the Company, provide their views and make their investment and voting decisions with at least the minimum cards on the table. At a time when the Company appears to be bellying back up to a bar that has been unforgiving to Xerox that is doubly so.

Following disclosure of the agreement, we will seek further discussion with the Board regarding these matters.

Sincerely,

/s/ Darwin Deason
Darwin Deason

Cc: Sarah Hlavinka McConnell
        Executive Vice President, General Counsel and Secretary, Xerox Corporation

5956 Sherry Ln, Suite 800 • Dallas, Texas 75225 • 214.378.3600

Attachment 1



May 22, 2017

Xerox Corporation
45 Glover Avenue Norwalk,
Connecticut 06856-4505
Attn: Mr. Jeffrey Jacobson

Dear Mr. Jacobson:

I am writing to you to follow up on what I believe is a critical and timely issue for Xerox's shareholders. Scott Letier from my firm had a constructive meeting with you last week where Xerox's relationship and contractual arrangements with Fuji and Fuji Xerox were discussed. You indicated in the meeting that Xerox's management and board were actively exploring these matters — I was very pleased to hear this, and I firmly support you in this effort.

The market's perception of Xerox's relationship with Fuji is concerning. The lack of clarity regarding the parties' relative rights, the importance of Asia to Xerox's future, and the off-market nature of the terms of the arrangement all give me great pause. The recent accounting scandal at Fuji Xerox has only exacerbated my concerns. I believe that it is urgent for Xerox to explore its strategic alternatives regarding Fuji, including exercising Xerox's rights under its agreements to market check the overall relationship and its terms.

Further, the perception by the market that Xerox is inextricably intertwined with Fuji in a market as important as Asia has created a potentially major loss in value for Xerox in any change in control of the company. It is difficult to conceive of a matter which would require more focus and energy from the board than this.

While I firmly support your review of these matters, I also want to caution you and the board that time is not our friend and that this matter should be concluded with all haste as the window of opportunity to optimize Xerox's relationship, to the extent it continues, with Fuji is now.

The joint venture was entered into over 50 years ago, and its terms appear to have only become worse for Xerox over time. Looking in from the outside given the opaque disclosures, the arrangement now favors Fuji and I see today's circumstances as a great opportunity to build value for Xerox. This management team and board did not get Xerox into this situation, but a revised relationship with Fuji or others that is more favorable to the company and its shareholders would be a great start to the new era at Xerox. I will continue to pursue updates from you, and thank you for your discussions with my firm. Please advise the board of directors of this letter and my concerns.

Sincerely,

/s/ Darwin Deason
Darwin Deason

Cc: Sarah Hlavinka McConnell
       Executive Vice President, General Counsel and Secretary, Xerox Corporation

5956 Sherry Ln, Suite 800 • Dallas, Texas 75225 • 214.378.3600

EXHIBIT C

EX-99.1 2 tv487159_exh99-2.htm EXHIBIT 99.1



Exhibit 99.1

Xerox Corporation
P.O. Box 4505
201 Merritt 7
Norwalk, CT 06851, U.S.A.
Attn: Xerox Board of Directors

Ladies and Gentlemen:

In accordance with Section 703 of the New York Business Corporation Law, Article Seventh of the Xerox Certificate of Incorporation and Section 6 of Article I of the Xerox By-Laws, I, Darwin Deason, seek to nominate a full slate of directors of Xerox at the upcoming 2018 Xerox annual meeting.

While the deadline for seeking such nomination was December 11, 2017, a stockholder of a New York corporation has the right to nominate directors at an annual meeting after the nomination deadline has passed in the event of a "*material*" change in circumstances caused by the directors of the subject corporation *after* the nomination deadline. More than six weeks following the nomination deadline, the Xerox Board of Directors made a series of very significant decisions and disclosures that were highly material to the stockholders' decisions concerning potential nomination of directors, including, among others, the following:

1.   Disclosing for the first time the existence of a deal-restrictive crown-jewel lock up right in favor of FUJIFILM ("Fuji") under the joint venture agreements with Fuji and that such crown-jewel lock up *limited* Xerox's ability to pursue *strategic alternatives*. Fuji's deal-restrictive crown-jewel lock-up right was kept hidden from Xerox shareholders for 17 years, including the last 17 Xerox annual meetings where *171 directors* of Xerox were elected *without this critical disclosure*;

2.   Disclosing for the first time that, pursuant to the Share Subscription Agreement entered into in connection with the change of control transaction with Fuji, the crown jewel lock-up and other rights under the joint venture agreements were becoming *permanent* for a New York corporation that has been *independent* under New York law for *112 years*; and

3.   Approving a dramatically one-sided sale of **50.1%** of Xerox to Fujifilm Holdings Corporation for virtually no control premium and entrenching themselves with board and executive positions with the new entity post-closing.

Any of the foregoing, on its own, would constitute a *material*, and even radical, change in circumstances for Xerox.

Further, as set forth in the attached letters dated May 22, 2017 and January 17, 2018, I requested and demanded the very information that was withheld by the Xerox Board of Directors prior to the nomination deadline. The Xerox Board of Directors *only* disclosed the information I requested *six weeks after* the nomination deadline of *December 11, 2017*. Therefore, I now have the right under the Xerox Certificate of Incorporation, the Xerox By-Laws and applicable law to a waiver of enforcement of the nomination deadline to permit shareholders to propose the nomination of directors for consideration and election by Xerox shareholders at the upcoming 2018 shareholder annual meeting.

1

The Xerox Board of Directors' unanimous, publicly stated position is that Fuji should take control of Xerox, which if permitted would permanently eliminate any right of Xerox to challenge Fuji under the joint venture agreements or pursue other alternatives. While the fundamental direction of Xerox as a U.S. public corporation is at stake at the 2018 Xerox annual meeting, it was only after the deadline for nominations passed that shareholders began to receive information concerning the proposed Fuji transaction, the truth about the crown jewel lock-up, the ability of Xerox to terminate the joint venture with Fuji or renegotiate it upon its termination in just a few years, and other relevant information as outlined in my letters.

In light of these circumstances, all Xerox shareholders should have a chance to vote on **all** directors at the annual meeting. Xerox shareholders should be afforded a clear choice and a chance to affect their will concerning Xerox's future. Accordingly, through this letter, I hereby affirmatively request that the Xerox Board of Directors waive enforcement of the nomination deadline set forth in Section 6 of Article I of the Xerox By-Laws and permit shareholders to propose the nomination of a full slate of directors for consideration and election by Xerox shareholders at the upcoming 2018 shareholder annual meeting.

Please respond to this just waiver request by not later than 5:00 p.m., New York City time, on Thursday, March 1, 2018.

None of the foregoing shall be deemed to abridge or effect my rights as a Xerox shareholder and I hereby reserve all of my rights as a Xerox shareholder, including without limitation the claims made by me under the complaint captioned *Darwin Deason v. Fujifilm Holdings Corporation, et al.*, Index No. 650675/2018, filed with the Supreme Court of the State of New York County of New York.

For your convenience, I have attached the Xerox Board resolutions necessary to effect the foregoing.


Sincerely yours,

/s/ Darwin Deason
Darwin Deason

*****

2


Exhibit A

WRITTEN CONSENT OF THE BOARD OF DIRECTORS
OF
XEROX CORPORATION

[February 26], 2018

The undersigned, being all the members of the board of directors (the "Board") of Xerox Corporation, a New York corporation (the "Company"), hereby adopts the following resolutions as the action of the Board and hereby directs that these resolutions be filed with the minutes of the proceedings of the Board:

APPROVAL OF WAIVER OF SECTION 6 OF ARTICLE I OF THE BY-LAWS

WHEREAS, the Board has determined that it is advisable and in the best interests of the Company and its shareholders and the subsidiaries of the Company to waive Section 6 of Article I of the By-Laws of the Company in order to permit shareholders, until [March 28][1], 2018, to nominate directors and make proposals at the 2018 annual meeting of the Company's shareholders (the "Waiver").

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby authorizes and approves the Waiver;

FURTHER RESOLVED, that either of the Chief Executive Officer or Chief Financial Officer of the Company (the "Authorized Officers"), each acting alone and with full power of substitution be, and each of them hereby is, authorized, empowered, and directed, in the name of and on behalf of the Company, to prepare or cause to be prepared and to execute and deliver any documents, instruments, certificates, statements, papers or any amendments thereto, as in their sole judgment may be necessary, appropriate or advisable in order to effect the foregoing resolutions, and to take such further steps and do all such further acts or things as in their sole judgment may be necessary, appropriate or advisable to carry out the foregoing resolutions; and

FURTHER RESOLVED, that any and all actions heretofore or hereafter taken by any director, officer or representative of the Company and any subsidiary of the Company by or on behalf of the Company which would have been authorized by the foregoing resolutions had such action been taken after the date hereof are hereby confirmed, ratified and approved as the acts and deeds of the Company.

This action by Written Consent may be signed in one or more counterparts, all of which shall be deemed an original and all of which together shall constitute one instrument.

[Signature Page Follows]

---

[1] NTD: To be 30 days from the date of the resolution.

A-1

FILED: NEW YORK COUNTY CLERK 04/19/2018 12:00 PM
NYSCEF DOC. NO. 254
3/1/2018
https://www.sec.gov/Archives/edgar/data/108772/000114420418010918/tv487159_exh99-2.htm

INDEX NO. 650988/2018
RECEIVED NYSCEF: 04/19/2018

IN WITNESS WHEREOF, the undersigned have executed this Written Consent, effective on the last date written below.

Robert J. Keegan
Date:

Gregory Q. Brown
Date:

Joseph J. Echevarria
Date:

William Curt Hunter
Date:

Jeff Jacobson
Date:

Cheryl Gordon Krongard
Date:

Charles Prince
Date:

A-2

FILED: NEW YORK COUNTY CLERK 04/19/2018 12:00 PM
INDEX NO. 650988/2018
NYSCEF DOC. NO. 254
https://www.sec.gov/Archives/edgar/data/108772/000114420418010918/tv487159_exh99-2.htm
RECEIVED NYSCEF: 04/19/2018
3/1/2018

Ann N. Reese
Date:

Stephen H. Rusckowski
Date:

Sara Martinez Tucker
Date:

A-3

Exhibit B

Deason Letters to Xerox



January 17, 2018

Xerox Corporation
45 Glover Avenue
Norwalk, Connecticut
06856-4505
Attn: Xerox Board of Directors

To the Xerox Board of Directors:

For nearly a decade, I have been one of the top five shareholders of Xerox Corporation (the "Company" or "Xerox") and today am the third largest shareholder of the Company. During that period, despite a litany of challenges and disappointments too numerous to list here, I have not taken the step of writing a public letter to the Board of Directors of the Company (the "Board"), instead preferring to engage with Xerox privately, following the sale of my company, Affiliated Computer Services, Inc., to Xerox in 2010.

Today, in order to protect all Xerox shareholders and to ensure that the Company does not take further steps to damage our collective shareholding investment, I am changing my long-standing position to publicly demand that Xerox immediately disclose its critical joint venture agreement with Fujifilm Holdings Corporation ("Fuji") in accordance with the unambiguous disclosure requirements of the U.S. securities laws. I further demand that the Board hire new and independent advisors following discussions with us to evaluate the Company's strategic options with Fuji, including the potential termination of what I suspect but am unable to yet confirm is a one-sided value destroying agreement disfavoring Xerox, that Fuji has repeatedly breached, including last year through the Asian "WorldCom" accounting scandal at Fuji Xerox. I wrote to the Board over eight months ago on this matter (attached), and I have repeatedly spent time and resources to explore these issues and request the relevant documents from the Company to no avail. I am very disappointed in Mr. Jacobson and his lethargic approach regarding Fuji.

As you well know, shareholders and potential shareholders have been perplexed and put off of the Company by the venture with Fuji, speculating at the incredible materiality of its secret terms, from change of control provisions to manufacturing most of Xerox's products to all manner of potential terms that incredibly in 2018 are not disclosed by the Company at all. In this era of corporate governance, to omit disclosures of this magnitude and materiality is breathtaking.

Furthering the harm, we read with interest that Xerox is now in discussions with Fuji to substantially alter its relationship with Fuji, which was material enough to warrant front page news in many of the most prominent financial news services, but left shareholders and potential shareholders guessing as to how to evaluate a change to a bedrock agreement guiding the Company's future that is nowhere disclosed in its voluminous public filings.

B-1

It is now on record in a recent Wall Street Journal article that the venture has raised serious doubts in the minds of many Xerox investors and has moved overwhelmingly in Fuji's favor over time (see Wall Street Journal, "*In Talks, Fujifilm Outshines Xerox*"). At a time when the Board should be aggressively pursuing our shareholder rights to terminate the Fuji venture and liberate the Company globally, to instead plot in secret in violation of the law to cook up a short term band-aid is insufficient and unwise in the extreme and warrants shareholder action.

All shareholders deserve to know now what Xerox's rights are under the central existing agreement governing the Company's future so that they can engage the Company, provide their views and make their investment and voting decisions with at least the minimum cards on the table. At a time when the Company appears to be bellying back up to a bar that has been unforgiving to Xerox that is doubly so.

Following disclosure of the agreement, we will seek further discussion with the Board regarding these matters.

Sincerely,

/s/ Darwin Deason
Darwin Deason

Cc: Sarah Hlavinka McConnell
       Executive Vice President, General Counsel and Secretary, Xerox Corporation

5956 Sherry Ln, Suite 800 • Dallas, Texas 75225 • 214.378.3600

B-2



May 22, 2017

Xerox Corporation
45 Glover Avenue Norwalk,
Connecticut 06856-4505
Attn: Mr. Jeffrey Jacobson

Dear Mr. Jacobson:

I am writing to you to follow up on what I believe is a critical and timely issue for Xerox's shareholders. Scott Letier from my firm had a constructive meeting with you last week where Xerox's relationship and contractual arrangements with Fuji and Fuji Xerox were discussed. You indicated in the meeting that Xerox's management and board were actively exploring these matters — I was very pleased to hear this, and I firmly support you in this effort.

The market's perception of Xerox's relationship with Fuji is concerning. The lack of clarity regarding the parties' relative rights, the importance of Asia to Xerox's future, and the off-market nature of the terms of the arrangement all give me great pause. The recent accounting scandal at Fuji Xerox has only exacerbated my concerns. I believe that it is urgent for Xerox to explore its strategic alternatives regarding Fuji, including exercising Xerox's rights under its agreements to market check the overall relationship and its terms.

Further, the perception by the market that Xerox is inextricably intertwined with Fuji in a market as important as Asia has created a potentially major loss in value for Xerox in any change in control of the company. It is difficult to conceive of a matter which would require more focus and energy from the board than this.

While I firmly support your review of these matters, I also want to caution you and the board that time is not our friend and that this matter should be concluded with all haste as the window of opportunity to optimize Xerox's relationship, to the extent it continues, with Fuji is now.

The joint venture was entered into over 50 years ago, and its terms appear to have only become worse for Xerox over time. Looking in from the outside given the opaque disclosures, the arrangement now favors Fuji and I see today's circumstances as a great opportunity to build value for Xerox. This management team and board did not get Xerox into this situation, but a revised relationship with Fuji or others that is more favorable to the company and its shareholders would be a great start to the new era at Xerox. I will continue to pursue updates from you, and thank you for your discussions with my firm. Please advise the board of directors of this letter and my concerns.

Sincerely,

/s/ Darwin Deason
Darwin Deason

Cc: Sarah Hlavinka McConnell
       Executive Vice President, General Counsel and Secretary, Xerox Corporation

5956 Sherry Ln, Suite 800 • Dallas, Texas 75225 • 214.378.3600

B-3

EXHIBIT D



Xerox Corporation
201 Merritt 7
Norwalk, CT 06851-1056

March 1, 2018

Mr. Darwin Deason
Deason Capital Services
5956 Sherry Ln, Suite 800
Dallas, TX 75225

Mr. Deason:

We are writing in response to your letter, received on February 26, seeking a waiver to nominate directors to the Xerox Board of Directors. Xerox has concluded that you do not have any right to a waiver of Xerox's advance notice bylaw provision, and therefore to nominate directors to serve as members of the Xerox Board of Directors outside of the nomination window.

Sincerely yours,

The Board of Directors of
Xerox Corporation